

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

<u>Via Email</u>
John Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

> **Re:** **Sequoia Mortgage Trust 2010-H1**
> **Sequoia Mortgage Trust 2011-1**
> **Sequoia Mortgage Trust 2011-2**
> **Forms 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-159791-02, 333-159791-03, 333-159791-04**

Dear Mr. Isbrandtsen:

We have reviewed your response to our comment letter dated November 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Forms 10-K of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, pages 7-9

1. We note the responses to comments 2, 3, 4 and 5 from our letter dated November 6, 2012 regarding Wells Fargo's servicer assessment under Item 1122 of Regulation AB. Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with the servicing criteria will provide disclosure, similar to what you have provided in your supplemental responses, to address the following:

- The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance that have affected payments or expected payments on the asset-backed securities;
- Whether the material instance of non-compliance involved assets for the subject transaction;
- The party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

2. We further note the response to comment 5 from our letter dated November 6, 2012 where it is described how investors were notified of the payment errors and how the payment errors were resolved. Please tell us why Wells Fargo chose to notify some investors through both a posting on the website and a separate notice that described the payment error and resolution of the error, but in many cases investors were only notified of the payment errors through a posting to Wells Fargo's website. Also, please tell us what led Wells Fargo to conclude that posting a notice about the payment errors to Wells Fargo's website provided investors sufficient notice of the payment errors and how the errors were resolved.

Exhibit 33.2 to the Form 10-K of Sequoia Mortgage Trust 2010-H1, Exhibits 33.3 and 33.5 to the Form 10-K of Sequoia Mortgage Trust, and Exhibits 33.9 and 33.11 to the Form 10-K of Sequoia Mortgage Trust 2011-2

3. We note the response to comment 6 from our letter dated November 6, 2012. We note that for purposes of assessing compliance with the servicing criteria listed in Item 1122(d) of Regulation AB Wells Fargo's "platform" consisted of a group of transactions covering eight distinct asset types. As noted in Section III.D.7.c.iii of SEC Release No. 33-8518 (December 22, 2004) and Telephone Interpretation 17.03 of the Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules, the group of transactions or the "platform" used to assess compliance with applicable servicing criteria is to consist of the group of transactions that the servicer services that are backed by the same asset type. We do not agree with Wells Fargo's view that the language of Telephone Interpretation 17.03, which states that "if the servicer conducts the servicing of transactions in a manner that it is divided by geographic locations or segregated among separate computers systems, the servicer may take these factors into account in determining the platform", supports including transactions backed by different asset types into platform because of similarities between the computer systems used to service to service the different asset types. Please confirm that in the future filings the platform for the servicer's Item 1122 assessment will consist of the group of transactions that are serviced that are backed by the same asset type, or is a group that is otherwise consistent with Telephone Interpretation 17.03.

Forms 10-D

Exhibit 99.1

4. We note the response to comment 7 from our letter dated November 6, 2012. The language that Wells Fargo cites in the related pooling and servicing agreement in support of the disclaimer only allows the securities administrator to rely on the accuracy of the information provided by third parties; and does not specify that the securities administrator may rely on third parties for the completeness of the information or expressly disclaim any responsibility for the accuracy or completeness of the information. While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received, we remain of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information furnished to it by third parties is inconsistent with Wells Fargo's role in the servicing function. Please confirm that the distribution reports included in future filings will not include an express disclaimer for the accuracy or completeness of the information furnished by third parties.

Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

5. We note the response to comment 8 from our letter dated November 6, 2012 and re-issue the comment. Although we note that PHH Mortgage Corporation reviewed its records and determined it has not conducted foreclosure proceedings with respect to the referenced transactions, our comments are related to the PHH Mortgage platform and its assessment of compliance on a platform basis.

Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits to Form 10-K

6. We note your response to comment 13 from our letter dated November 6, 2012 that Citibank, as trustee, is not a party participating in the servicing function. While we do not have additional comment on whether Citibank should have provided the report under Item 1122 in this instance, please note that we disagree with your view that because the trustee does not fall under the definition of "servicer" in Item 1101(j) of Regulation AB, that it is exempt from providing an assessment of compliance under Item 1122 of Regulation AB. Under Item 1122 of Regulation AB a report on the assessment of compliance with applicable servicing criteria is required "from each party participating in the servicing function" irrespective of whether it is a servicer as defined in item 1101(j) of Regulation AB. Therefore, a trustee may have an obligation to provide an assessment of compliance with servicing criteria under Item 1122 if it has participated in the servicing function.

Form 10-K of Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

7. We note your response to comment 14 from our letter dated November 6, 2012 regarding SunTrust Mortgage's servicer assessment. We note that the identified material instances of noncompliance noted in SunTrust Mortgage's report on their assessment of compliance with applicable servicing criteria were identified, in part, due to a review conducted in light of a Consent Order with the Federal Reserve. Please provide more detail regarding the reason for, and the nature of, the Consent Order entered into between SunTrust Mortgage and the Federal Reserve. If the Consent Order and related documents are publicly available, please tell us how the Consent Order and related documents can be obtained.

8. Also, please confirm that in any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with assigned servicing criteria will, similar to the information you have provided to us in your supplemental response, disclose:
    *   The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities;
    *   Whether the material instance of non-compliance involved assets for the subject transaction;
    *   The party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Exhibits to Form 10-K

Exhibit 33.5

9. We note the response to comment 15 from our letter dated November 6, 2012. Please confirm that in any Item 1122 report provided in connection with future filings will disclose the particular Item 1122(d) servicing criteria or portion of servicing criteria applicable to the vendor's activities for which the reporting party is assuming responsibility.

Exhibit 33.5, Exhibit 34.5 and Exhibit 33.6

10. We note your response to comment 16 from our letter dated November 6, 2012. Please confirm that any report regarding the servicer's assessment of servicing criteria and the corresponding registered public accounting firms attestation report provided in connection with future filings will be consistent. Please confirm that if the servicer's assessment and the corresponding registered public accounting firms attestation report provided for a particular transaction only identifies the servicing criteria performed on the transaction covered by the Form 10-K, rather than the criteria performed on a platform basis, the reports will state this fact clearly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel